Exhibit 23.1

The following consent is in the form which will be furnished by Crowe Horwath LLP, an independent registered public accounting firm, upon completion of the 1-for-2 reverse stock split of the common stock and preferred stock of GrubHub Inc. (F/K/A GrubHub Seamless Inc.) described in the last paragraph of Note 13 to the consolidated financial statements.

/s/ Crowe Horwath LLP

Oak Brook, Illinois

April 1, 2014

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 5 to the Registration Statement of GrubHub Inc. (F/K/A GrubHub Seamless Inc.) on Form S-1 (File No. 333-194219) of our report dated February 10, 2014 (except for the effect of the 1 -for- 2 reverse common and preferred stock split discussed in Note 13, as to which the date is March 14, 2014) on the consolidated financial statements of GrubHub Inc. (F/K/A GrubHub Seamless Inc.) and to the reference to us under the heading “Experts” in the prospectus.

Oak Brook, Illinois

April     , 2014